

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Andrew Thut
Chief Executive Officer
4Front Ventures Corp.
7010 E. Chauncey Lane, Suite 235
Phoenix, AZ 85054

> **Re: 4Front Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 000-56075**

Dear Andrew Thut:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences